Park Avenue Securities LLC

(A wholly owned subsidiary of
The Guardian Life Insurance Company of America)
Statement of financial Condition
December 31, 2023

Park Avenue Securities LLC
Table of Contents
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Park Avenue Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Park Avenue Securities LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2024

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F (646) 471 8320, www.pwc.com/us

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	87,536,006
Cash Segregated in compliance with federal and other regulations		1,100
Deposits with clearing organizations		250,000
Receivable from clearing broker-dealer, less allowance for credit losses of $27,029		14,623,302
Receivable from registered representatives, less allowance for credit losses of $332,114		2,845,811
Commissions receivable, less allowance for credit losses of $47,795		9,511,251
Amounts due from Guardian Life (Tax Recoverable)		440,099
Other assets, less allowance for credit losses of $1,868,304		2,424,372
Deferred tax assets, net		512,599
Total assets	$	118,144,540

Liabilities and Member's Equity

Due to Guardian Life, net	$	9,399,172
Commissions payable		17,015,058
Other liabilities		1,156,054
Total liabilities		27,570,284
Member's equity		90,574,256
Total liabilities and member's equity	$	118,144,540

See accompanying notes to financial statements.

Park Avenue Securities LLC
Notes to Statement of Financial Conditions
December 31, 2023

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1.   Organization and Nature of Business

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940 and a Delaware Limited Liability company. The Company is a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life").

The Company, through its affiliate, The Guardian Insurance and Annuity Company Inc ("GIAC"), employs agencies as its distribution system through which all securities transactions are conducted. All agencies are subject to an Agency Agreement with GIAC that outlines the rights and responsibilities of GIAC and its affiliates. Registered representatives and investment advisors are agency employees whose rights and responsibilities are governed by a Registered Representative Agreement or Investment Advisor Representative Agreement, respectively, by and between the Company and the representative.

The Company's business as a securities broker-dealer consists of selling products currently offered by GIAC as well as third party sponsors to retail customers. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plan and investment advisory services. Brokerage transactions are executed by the Company on behalf of its customers and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Direct customer transactions are executed by third party sponsors, or GIAC on behalf of the customers. The Company also acts as a broker in the purchase and sale of securities which are conducted on a give-up basis.

2.   Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

Cash segregated in compliance with federal and other regulations represents restricted cash segregated for the exclusive benefit of customers of the Company.

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Receivable from clearing Broker-Dealer

The Company clears certain customer transactions through the clearing broker. The Receivable from broker-dealer includes advisory fees, annual account fees and non-proprietary trail commission receivable. Receivables from clearing broker-dealer are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The opening balance in this account as of January 1, 2023, was $11,028,314, less allowance for credit losses of $6,239. During 2023, there were no write-offs related to this account. The increase in allowance for credit losses of $20,790 was included in Other Expenses.

Receivable from Registered Representatives

Receivable from registered representatives relates to annual fees (registered representative fees) charged for support functions, such as technology tools, licensing, compliance and regulatory oversight, and administrative services. Receivables are stated net of a provision for credit losses, which is estimated based upon the evaluation of aging, specific exposures, historical loss experience and management's forecasts. The opening balance in this account as of January 1, 2023, was $3,097,978, less allowance for credit losses of $270,695. During 2023, there were write offs of $144,153. The increase in allowance for credit losses of $61,419 was included in Other Expenses.

Commissions Receivable

All transactions, other than those cleared through the clearing broker, represent activity conducted directly between the client and third-party sponsors. Commissions receivable include investment advisory service fees receivable from turnkey asset management programs (TAMPs), direct sponsor trailing commissions from mutual funds and revenue sharing receipts. Commissions receivable are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The opening balance in this account as of January 1, 2023, was $7,985,984, less allowance for credit losses of $40,131. During 2023, there were no write offs or recoveries related to this account. The increase in allowance for credit losses of $7,664 was included in Other Expenses.

Other Assets

Other Assets include loans from the Company to registered representatives and prepaid licensing fees. Other assets are stated net of a provision for credit losses for amounts due from registered representatives, which is estimated based upon the evaluation of historical loss experience, guarantees in place and management's forecasts. The opening balance in this account as of January 1, 2023, was $6,741,302 less allowance for credit losses of $986,285. During 2023, there was a write off of $167,487. The increase in allowance for credit losses of $882,019 was included in Other Expenses.

Due to Guardian Life

Amounts payable consist of general operating expenses payable to Guardian Life under an intercompany agreement.

Commissions payable

The Company remits commissions payments to the registered representatives on behalf of the general agents. Commissions payable represents balances owed to the registered representatives.

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Other Liabilities
Other liabilities include reserves for loss contingencies and unpaid operating expenses.

There was no accrual made for loss contingencies at year end. See Note 8 for further discussion of Contingencies.

Income Taxes
The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in Guardian Life's proforma federal income tax return, which is ultimately included in the consolidated federal income tax return of Guardian Life. The Internal Revenue Code ("the Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return.

Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets ("DTA's") and liabilities ("DTL's") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included within the Statement of Financial Condition and are charged to earnings in the period that such determination is made. The Company classifies interest and penalties related to tax uncertainties as "income tax expense" in the accompanying Statement of Operations.

3.   **Related Party Transactions**
A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

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Pursuant to an expense sharing agreement, Guardian Life charges the Company on a monthly basis for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. The Company settles those transactions with Guardian Life on a monthly basis. During 2023, the amounts charged for these services amounted to $58,869,732 which is comprised of general and administrative expenses, as defined in Note 2 of $56,829,505 and payroll and sales taxes of $2,040,227. The Due to Guardian Life under this agreement was $8,959,073.

Refer to Note 5 for Income Tax related party transactions.

During the year, the Company earned revenues of $14,473,451 from GIAC for sales of GIAC's variable annuity and variable life insurance products, which is included in Commissions. The receivable for such revenues was $134,311 and is included in Commissions receivable.

4. **Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated in compliance with federal and other regulations, receivable from broker-dealer, commissions receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity or because we expect the assets and liabilities to be settled within a period of one year. There were no level 3 assets or liabilities carried at fair value as of December 31, 2023.

5. **Income Taxes**

A summary of the net income tax expense included in the accompanying Statement of Operations is as follows:

Income Tax Expense	2023
Current federal income tax expense	$ 14,608,691
Current state income tax expense	75,259
Total current income tax expense	14,683,950
Deferred federal income tax benefit	(200,689)
Total income tax expense	**$ 14,483,261**

The Company's Income Tax expense for the year ended December 31, 2023, differs from the amount computed by applying the expected federal income tax rate of 21% to income before income taxes for the following reasons:

	2023	Effective Rate
Income tax expense at the statutory rate	$ 14,383,549	21.00%
Permanent differences:		
Other	$ 99,712	0.15%
Total income tax expense	**$ 14,483,261**	**21.15%**

As of December 31, 2023, the Company had no unrecognized tax benefits or related interest expenses.

The components of the net deferred tax asset as of December 31, 2023, were as follows:

Deferred Tax Assets	2023
Reserve for Litigation	$ 525
Allowance for Bad Debt	477,801
Deferred Revenue	40,950
Total Deferred Tax Assets	**$ 519,276**
Deferred Tax Liabilities	
Unrealized Gains	$ 6,677
Total Deferred Tax Liabilities	**$ 6,677**
Net Deferred Tax Assets	**$ 512,599**

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

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A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2023, the Company recorded a current income tax recoverable of $440,099 due from Guardian Life in the accompanying Statement of Financial Condition and is included in Amounts due from Guardian Life.

The Inflation Reduction Act was enacted into las on August 16, 2022. This provision imposes a 15% Corporate Alternative Minimum Tax ("CAMT") on adjusted financial statement income ("AFSI") for applicable corporation with average annual AFSI over a three-year period in excess of $1 billion effective for taxable years beginning after December 31, 2022. As of December 31, 2023 management has determined that Guardian Life and its subsidiaries does not expect to be subject to CAMT in 2023.

Guardian Life files U.S. federal income tax returns along with various state and local income tax returns. The Company's federal income tax returns are routinely examined by the Internal Revenue service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. Tax years 2015 through 2022 are subject to examination by the IRS. The Company believes that it has established adequate tax liabilities for uncertain tax positions for all open years.

6.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital of $73,547,573 which was $71,709,554 above the $1,838,019 required to be maintained. The ratio of aggregate indebtedness to net capital was 0.37 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

7.   **Off-Balance Sheet Risk**

In the normal course of business, securities transactions of customers are introduced and cleared through a third-party clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

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The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

8.   **Contingencies**

The Company may be engaged in various disputes, litigations, governmental regulatory inquiries and other proceedings arising out of its business operations. These matters could result in losses, monetary damages, fines penalties or changes in the business operations of the Company. Due to the uncertainties inherent in these disputes, it is difficult to determine the ultimate loss the Company will experience. The Company evaluates each matter and establishes an accrual where a loss is probable, and the amount can be reasonably estimated.

The Company also evaluates these matters for a reasonably possible range of loss. Due to the uncertainties inherent in these matters, such as timing of discovery and court decisions, the Company is not able to ascertain a reasonably possible range of loss for each matter. In the opinion of Management, as of December 31, 2023, the aggregate range of reasonably possible loss for those matters it is able to provide an estimate for is not material to the Company's financial position.

9.   **Subsequent Events**

The Company considers events occurring after the Statement of Financial Condition date but prior to February 23, 2024 the issuance date of the financial statements, to be subsequent events. There were no subsequent events through February 23, 2024, the date the financial statements were available to be issued that affect the Company's financial statement or require additional disclosure.